[Letterhead of Simpson Thacher & Bartlett LLP]
February 19, 2010
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from SEC Staff dated January 29, 2010 regarding United America Indemnity, Ltd. Form 10-K for the year ended 12/31/2008 Filed March 10, 2009 File No. 000-50511
Dear Mr. Riedler:
On behalf of United America Indemnity, Ltd. (the “Company”), we are providing the following responses to your comment letter dated January 29, 2010 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 10, 2009 (the “2008 10-K”), and the Company’s response letter dated January 22, 2010 to the Staff’s prior comment letter dated November 18, 2009. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Base Salary, Page 150
1.	Your response to our prior comment 5 includes the same factors disclosed in your initial filing. Please provide an enumerated list of the specific factors considered by the compensation committee and explain how the committee used those factors in determining base salary adjustments for the named executive officers.
The Company respectfully advises the Staff that it discloses on page 152 of the 2008 10-K under “Committee Activities and Compensation Paid to Named Executive Officers with respect to 2008 — Increases in Base Salary for Certain Named Executive Officers” the increases in base salary for 2008 and the specific factors used in determining these base salary increases.

Annual Cash Bonus Incentives, page 150
2.	We note your confirmation that you will provide draft disclosure for your next proxy statement before mailing your 2010 Proxy Statement on Schedule 14A. Please note that we will not be in a position to clear our review of this filing, and our prior comment 6 will remain outstanding, until we have the opportunity to review such draft disclosure.
The Company notes that the Staff’s prior comment 6 will remain outstanding until the Staff has an opportunity to review the related draft disclosure for the Company’s 2010 Proxy Statement.
3.	In addition to the disclosure requested in our prior comment 6, please provide separate draft disclosure, as requested by our prior comment 7, of the specific factors that were considered in deciding to award cash bonuses only to Mr. McGeehan and Mr. Reynolds and not to the remaining named executive officers. Further, please confirm that in the future, to the extent that not all named executive officers receive bonuses, you will provide similar disclosure.
In response to the Staff’s comment, the Company will delete the second paragraph under “Annual Cash Bonus Incentives” and substitute the following:
With respect to 2008, Mr. Frakes annual bonus opportunities related primarily to our consolidated net income per share targets as required by the terms of his employment agreement, including adjustments thereto as determined by the Board for unanticipated and/or extraordinary items. For 2008, the consolidated net income per share target was set at $2.03. For Messrs. McDowell, Reynolds and Whiting, their bonus opportunities were set forth in their employment agreements and the board of directors established accident year targets and/or other target performance measures. For Mr. McDowell, the targets consisted of $287 million of gross written premiums, underwriting income of $9.6 million and a combined ratio, representing the combined loss and expense ratios, of 96.3. Mr. Reynolds was hired during 2008, and for the portion of the year in which he was an employee, the bonus targets established for him were largely qualitative in nature. In addition, part of the bonus for Mr. Reynolds was intended to compensate him for equity left behind with his former employer when joining the Company. For Mr. Whiting, the bonus targets were $47.8 million of gross written premiums, $(1.5 million) in underwriting loss and a combined ratio of 108.6. Messrs. Tate and March were not eligible for bonuses for 2008 performance due to their departures from the Company. The bonus targets reflect each executive’s responsibilities and a day-to-day emphasis on generating profits. If bonuses are earned, two-thirds will generally be paid in cash and the remainder in restricted stock, although Mr. Reynolds received half of his 2008 bonus in cash and half in restricted stock. Of the named executive officers eligible to receive a bonus, only Mr. Reynolds met the targets and received a bonus. In addition, the Compensation Committee awarded a discretionary cash bonus to Mr. McGeehan in recognition of his work performance subsequent to being appointed Interim Chief Financial Officer in May 2008.

In the future, to the extent not all named executive officers receive bonuses, the Company will provide similar disclosure.
Long-Term Incentives, page 150
4.	We note your response to our prior comment 8 included a number of substitutions you propose to make to your disclosures in future filings. Please provide draft disclosure as you expect it to appear in your next filing, and in your draft disclosure please quantify, where possible, the targets such as, “return on equity targets,” that are set for each named executive officer.
In response to the Staff’s comment, the Company will replace the disclosure set forth in “Long-term Incentives” with the language set forth in Annex A to this letter.
The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call the undersigned at (212) 455-7113 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
/s/ Gary Horowitz

Gary Horowitz

cc:	Michael Rosenthall, Securities and Exchange Commission Thomas McGeehan, United America Indemnity, Ltd. Robert Hughes, United America Indemnity, Ltd. Linda Hohn, United America Indemnity, Ltd.

Annex A
Long-term Incentives
Because short-term results do not, by themselves, accurately reflect the performance of a company in our industry or the return realized by our shareholders, our executive officers are also eligible to receive equity awards under the terms of our Share Incentive Plan or under their employment contracts. Grants under either the Share Incentive Plan or pursuant to employment contracts are an important component of our compensation policies and are designed to motivate recipients to act from the perspective of a long-term owner. We also believe that providing executive officers with equity ownership: (i) serves to align the interests of executive officers with shareholders by creating a direct link between compensation and shareholder return; (ii) creates a significant, long-term interest in our success; and (iii) aids in the retention of key executive officers in a competitive market for executive talent.
The Compensation Committee approves all grants of equity compensation to our executive officers and employees as it deems appropriate to achieve the goals set forth above and establishes the time or times at which grants of restricted stock will be awarded under our Share Incentive Plan or pursuant to employment agreements. To promote our goals of attracting and retaining talented executives, equity grants usually vest over certain periods of time subject to continued employment in good standing (or are subject to transferability restrictions) which vesting is contingent in certain instances on attainment of performance goals. Grants that are made upon an executive’s commencement of employment are also often contingent on the executive’s purchase of restricted shares so that, from day one, the executive is a shareholder with a significant personal stake in United America Indemnity, Ltd.
Under our Share Incentive Plan certain of our officers (not including our named executive officers) receive, subject to continued employment in good standing, an equity award in the form of restricted shares of common stock based on return on equity targets. With respect to 2008, the return on equity target was 10-15%. Shares of common stock issued under our Share Incentive Plan vest in three annual installments. In addition, these officers are eligible to receive shares of common stock in respect of loss development for any “accident year.” At the end of an accident year, the Company determines losses and loss adjustment expenses and operating income. Three years later the Company recalculates losses and loss adjustment expenses and operating income. So long as (i) losses and loss adjustment expenses for that accident year are no greater than those which were originally presented for that accident year, (ii) operating income for that accident year is at least 85% of planned operating income and (iii) the officers continue to be employed and in good standing, they will receive shares of common stock. Mr. McGeehan participates in both of these plans and can receive share grants for up to 15% to 25% of his base salary if targets are met. In 2008, the Compensation Committee determined that the targets for the two incentive plans were not met, and accordingly, no share grants were awarded to the eligible participants in those plans for that performance year.
As discussed under “Annual Cash Bonus Incentives,” a portion of the bonus for Mr. Frakes, Mr. McDowell and Mr. Reynolds is payable in restricted stock pursuant to their respective employment contracts. This restricted stock generally vests in increments of 25% per year over four years, except that the restricted stock granted to Mr. Reynolds as part of his 2008 bonus will vest in increments of 33% over three years. The other named executive officers except Mr. McGeehan also have employment contracts setting forth their bonus opportunities but the terms thereof, including the portion payable in restricted stock, if any, is set by the Board of Directors annually. See “Annual Cash Bonus Incentives” for a description of the bonus targets for 2008 for all named executive officers.
With respect to stock options, the Compensation Committee sets the exercise price of an aggregate grant of options at the closing price of our stock on the date of grant. In accordance with an amendment to our Share Incentive Plan, which was approved by shareholders at an Extraordinary General Meeting held on January 28, 2008, stock options may be repriced without shareholder approval. Neither material nonpublic information nor the pending release of such information is generally considered when selecting grant dates or when convening a meeting of the Compensation Committee.